FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui divests certain Australian upstream oil & gas assets

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 24, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Executive Vice President Chief Financial Officer

April 24, 2007

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui divests certain Australian upstream oil & gas assets

Mitsui & Co., Ltd. (“Mitsui”) announced today that its Australian subsidiary, Wandoo Petroleum Pty Limited (“WPP”), has entered into sales agreements with ARC Energy Limited (“ARC”) in which WPP will divest its entire Australian upstream oil & gas portfolio to ARC. WPP is a joint venture company held by Mitsui, Mitsui Oil Exploration Co., and International Petroleum Exploration Co., all of Japan, through an investment company Wandoo Oil Development Co. (“WODCO”). The terms of the sales agreements are summarized below:

Seller	WPP (refer to Attachment 1)
Buyer	ARC (refer to Attachment 2)
Sale Assets	all of WPP’s upstream oil & gas assets (refer to Attachment 3)
Consideration	315 million U.S. dollars (*1)
Effective Date	January 1st, 2007
Expected Completion Date	late May 2007
Conditions Precedent	Government approvals and confirmation of waiver/exercise of existing pre-emptive rights(*2)

*1	Adjustments for cash flow movements between the effective date and the completion date shall be made to the consideration.
*2	Several of the permits are subject to pre-emptive rights by the respective joint venture parties. In the event the rights are exercised, the related assets will not be included in the sale to ARC and the buyer of those permits will change as a result.

This divestment is in line with Mitsui’s corporate strategy to review its business portfolio to create shareholder value, and was approved by all of WODCO’s shareholders. The sale proceeds attributable to Mitsui will be redirected to other investment opportunities as part of a continuous and efficient recycling of company resources. Mitsui’s proceeds from this deal will be determined and informed at a later stage.

Mitsui continues to view Oceania as one of its core oil and gas exploration and production business regions. Through its wholly owned subsidiary, Mitsui E&P Australia Pty Ltd., Mitsui’s current equity production rate from the Enfield oil field and the Casino gas field is around 25,000 to 30,000 barrels of oil equivalent per day. Mitsui also has interests in the Tui oil project, the Vincent oil project, and the Kupe gas project, all set to commence production in the near future. Mitsui will continue to select and invest in attractive opportunities and continue expanding its portfolio in the Oceana region.

Attachments:	1) WPP Shareholding
2) Brief Summary of ARC
3) Map of the Sale Assets

<Attachment 1: WPP Shareholding>

% Shared held
Shareholding of WPP
Wandoo Oil Development Co.	95%
Mitsui & Co. (Australia) Ltd.	5%

% Shared held
Shareholding of Wandoo Oil Development Co.
Mitsui & Co. Ltd.	55%
Mitsui Oil Exploration Co.	30%
International Petroleum Exploration Co.	15%

<Attachment 2: Brief Summary of ARC>

Registered Company Name	ARC Energy Limited
Registered Address	Perth, Australia
Revenue (Consolidated; FY June 2006)	115.4 Million AUD
Profit (Consolidated; FY June 2006)	15.5 Million AUD
Total Assets (Consolidated; end June 2006)	214.3 Million AUD

<Attachment 3: Map of the Sale Assets>

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.